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Women-ledFamily-friendyQuick bite
Hot Oven Cookies

Bakery

1597 Main St
Springfield, MA 01103
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Modified hours & offerings
due to the COVID 19 outbreak
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Hot Oven Cookies previously received $14,300 of investment through Mainvest.
Investment Opportunity
Data Room
Updates 7
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $7,500 invested.
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THE PITCH
Hot Oven Cookies is seeking investment to buy additional ovens and maintenance.
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INVESTOR PERKS

Hot Oven Cookies is offering perks to investors. You earn perks based on your total investment amount in this business.

Custom Cookie Flavor Invest $500 or more to qualify. 10 of 10 remaining

Cookie Flavor will be customized to individual investors personality and tastes.

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OUR OFFERINGS

We are one of the only cookie shops in the area that specializes in high quality, homemade cookies in over 500 flavors on a rotational menu. We are THE ONLY one to offer such an expansive and creatively unique menu that serves as a tool not only to keep current customers engaged and interested but as a hook to draw and retain new customers

Fresh Baked Gourmet Cookies
Take & Bake Cookie Dough

Cookie Sundae
Cookie Sammies
Drinks: Local Milk, Canned Coffee, Water
Merchandise: T-Shirts, Reusable Tote Bags, Reusable Cookie Tins
Catering Services: Drop-Off Cookie Catering(Boxes or Platters) and Cookie Cart Catering(Full-Service Food Truck Catering)
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OUR STORY

Hot Oven Cookies was created when founder, Sheila Coon, found herself an overworked, single mom needing employment that offered flexibility and sustainability beyond 16 hour shifts; earning a smidgen above minimum wage, and couldn't find it. In January 2016, she used her lifelong affinity to cookies, her 20 years experience as a self-made pastry chef, and 27 years as mom to 7 Cookie Monsters to launch Hot Oven Cookies. Hot Oven Cookies began as as a cookie delivery service and farmer's market pop-up in Holyoke, MA.

Hot Oven Cookies began as as a cookie delivery service and farmer's market pop-up in Holyoke, MA.
After building a huge customer base, Sheila now owns and operates one, cookie cart and two storefronts in Springfield MA.
THE TEAM
Sheila Coon
CEO and Founder

10+ years bakery experience kneaded into a crazy mom of 7 cookie connoisseurs (providing the best user feedback ever). Combine skill, passion, drive, and vision with a great founding team and out of the oven comes a fantastic product.

David Coon
Finance Manager

David Whittmore Coon holds a Bachelors Degree from SUNY Albany in Sociology and a Master's Degree from Cambridge College in Mental Health Counseling(Med).

He served 7 years in the United States Marines Corps as an Aviation Logistics Specialist.

David is the Operation Logistics Manager of Hot Oven Cookies; both retail and mobile models.

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PRESS
Hot Oven Cookies selling out during trying times, second location opening Saturday

A local cookie shop has been thriving and selling out their cookies despite the difficulties brought on by the COVID-19 pandemic.

PPP loans kept local businesses afloat during pandemic

As we continue to take more steps towards normalcy, business owners are reflecting on just how tough things have been the past year.

Hot Oven Cookies Seizes Growth Opportunities During Pandemic - BusinessWest

Things Are Heating Up For many small-business owners, 2020 has been a year to hunker down. To focus on survival. To put plans for expansion on hold and devote time and energy to simply getting to next month, or even next week. Not so for Sheila and Dan Coon, owners of Hot Oven Cookies. For [...]

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Updates
JULY 12TH, 2020
Making Sweet Moves

In the last few months, (while we waited on our Take + Bake Packaging), we had the opportunity to work with local, generous people who helped us with marketing, planning, and refining our website for the ease of our customers.

The cornerstone of our growth plan is to develop adaptive measures focused on innovative growth.

Thank you so much for believing in us!

- Sheila Coon

Investor Exclusive
JULY 12TH, 2020
Owner & CEO

- Sheila Coon

MAY 16TH, 2020
ONE SWEET STEP CLOSER!

Our first Take + Bake Cookie Dough labels are here and we are soooooo excited to be one step closer to "Sharing The Cookie Love" around the COUNTRY!

- Sheila Coon

MAY 14TH, 2020
SWEET PROGRESS!

These are the bags our Take + Bake Cookie Dough will travel in regionally and nationally, when we launch next month.

We wanted to share our progress with those who have already invested(THANK YOU SO MUCH!) and those wondering if it was too late.

This week, we have received over 3 dozen calls from people interested in joining the Hot Oven Cookies team as investors; backing our benevolent Cookie Domination Plans!

Good news!

WE have SIX days to reach our next step goal of $15K+ and YOU have that much time to make the best decision of your life and invest or invest more into a unique, growing, and much-loved cookie company, with fans from Hawaii to New Hampshire, that is going places(literally😆)! Don't lose this sweet opportunity to be a part of our "Share The Cookie Love" mission!

- Sheila Coon

MAY 11TH, 2020
YOU DID IT!

Thank you so much for your support!

YOU got us there and now we can begin to launch our plans for benevolent Cookie Domination!

- Sheila Coon

MAY 10TH, 2020
Almost Clear for Benevolent Cookie Domination!

Hey, there!

We are 94% funded and 6% closer to launching our national "Sharing The Cookie Love" campaign thanks to all of you!

Woo hoo!

- Sheila Coon

MAY 6TH, 2020

Owner + Chief Cookie Officer

We are 70% of the way to our goal! Thank you to everyone who has invested so far, and if you can, please consider investing more to get us to our goal, or share the link to our offering page!"

- Sheila Coon

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Ovens $12,000
Plumbing $2,100
Mainvest Compensation $900
Total $15,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $600,000 $648,000 $725,760 $812,852 $853,495
Cost of Goods Sold $180,000 $190,440 $217,728 $242,855 $254,997
Gross Profit $420,000 $457,560 $508,032 $569,997 $598,498

EXPENSES

Recurring Expenses $405,564 $437,515 $489,142 $546,941 $574,288
Operating Profit $14,436 $20,045 $18,890 $23,056 $24,210
This information is provided by Hot Oven Cookies. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Offering Memorandum
Investor Agreement
2020 Balance Sheet
2020 Income Statement
HOCP+L2019.pdf
Investment Round Status

$15,000

TARGET

$30,000

MAXIMUM

This investment round closes on June 25, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Hot Oven Cookies LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $7,500 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 0.6%-1.2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date April 1, 2028
Financial Condition
Other outstanding debt or equity

As of December 30, 2019, Hot Oven Cookies has debt of $6500 outstanding and a cash balance of $2000. This debt is sourced primarily from The City of Springfield and will be senior to any investment raised on Mainvest. In addition to the Hot Oven Cookies's outstanding debt and the debt raised on Mainvest, Hot Oven Cookies may require additional funds from alternate sources at a later date.

The Company intends to receive a $2,000 loan at 0% interest from MainVest, Inc.MainVest has not and will not receive any ownership stake, control, or other financial interest over the Company in exchange for lending to the Company, and the agreement is not intended to provide any form of compensation to MainVest, only the return of its principal. The Company does not intend to receive any further funds from MainVest during the Offering.

Risk Factors
Limited Operating History

With only one year of operating in the model of a Brick & Mortar, Hot Oven Cookies is a newly established entity and has short history for prospective investors to consider.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Hot Oven Cookies to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Hot Oven Cookies operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Hot Oven Cookies competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Hot Oven Cookies's core business or the inability to compete successfully against the with other competitors could negatively affect Hot Oven Cookies's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Hot Oven Cookies's management or vote on and/or influence any managerial decisions regarding Hot Oven Cookies. Furthermore, if the founders or other key personnel of Hot Oven Cookies were to leave Hot Oven Cookies or become unable to work, Hot Oven Cookies (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Hot Oven Cookies and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Hot Oven Cookies is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Hot Oven Cookies might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Hot Oven Cookies is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Hot Oven Cookies

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Hot Oven Cookies's financial performance or ability to continue to operate.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Hot Oven Cookies nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Hot Oven Cookies will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Hot Oven Cookies is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Hot Oven Cookies will carry some insurance, Hot Oven Cookies may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Hot Oven Cookies could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Hot Oven Cookies's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Hot Oven Cookies's management will coincide: you both want Hot Oven Cookies to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Hot Oven Cookies to act conservative to make sure they are best equipped to repay the Note obligations, while Hot Oven Cookies might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Hot Oven Cookies needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Hot Oven Cookies or management), which is responsible for monitoring Hot Oven Cookies's compliance with the law. Hot Oven Cookies will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Hot Oven Cookies is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Hot Oven Cookies fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Hot Oven Cookies, and the revenue of Hot Oven Cookies can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Hot Oven Cookies to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Hot Oven Cookies. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Kathryn T.Springfield, MAa year ago

I invested because I've seen first hand how dedicated Sheila and her family are to 'Sharing The Cookie Love'. I'm grateful to have learned from her in many ways, and of course grateful for her amazing and delicious cookies!! I can't wait to see all the amazing successes Hot Oven Cookies will have.

Sheila C.a year agoHot Oven Cookies Entrepreneur

I appreciate your validation and vote of confidence! From Day 1, pur plan has always been to grow to a place where create a Pay-It-Back Opportunity Program and are excited to scale towards that goal !

LON I.Cheshire, CTa year ago

hi- could you please explain the possible cost for the lease issue that was mentioned please- or has it been resolved

Reply
Sheila C.a year agoHot Oven Cookies Entrepreneur

The lease issue was related to some landlord work that had to be done to make the space habitable for our use..We had to close the shop while this was done and an agreement reached between our company and our landlord. We are happy to say it has been resolved and we will be re-opening pur flagship location in a few weeks.

Reply
David M.AMHERST, MAa year ago

I'm in. Looks like an excellent business. Looks like you really want to go somewhere with this.

Reply
Sheila C.a year agoHot Oven Cookies Entrepreneur

Thank you for " Sharing YOUR Cookie Love"! We appreciate your investment and acknowledgment! We have been extremely purposeful in every move we have made to ensure a business model that is viable, sustainable, and scalable.Welcome to the Hot Oven Cookies community!

Reply
Hot Oven Cookies isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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